Exhibit 99.2

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

BEIJING, February 2, 2021 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights1

•	Net Revenues in the fourth quarter of 2020 were RMB2,483.1 million ($380.6 million), an increase of 6.6% year-over-year.

•

Online Marketplace and Others Revenues in the fourth quarter of 2020 were RMB606.9 million ($93.0 million), an increase of 35.5% year-over-year. Data Products in the online marketplace and others business achieved revenue growth of 82.3% year-over-year in the fourth quarter of 2020.

•	Net Income attributable to Autohome Inc. in the fourth quarter of 2020 was RMB1,146.9 million ($175.8 million), compared to RMB1,108.1 million for the corresponding period of 2019.

•

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the fourth quarter of 2020 was RMB1,192.0 million ($182.7 million), compared to RMB1,150.0 million for the corresponding period of 2019.

Full Year 2020 Highlights1

•	Net Revenues in full year 2020 were RMB8,658.6 million ($1,327.0 million), an increase of 2.8% year-over-year.

•

Online Marketplace and Others Revenues in 2020 were RMB 2,004.7 million ($307.2 million), which contributed to 23.2% of total revenues, compared to 17.7% in 2019. Data Products in the online marketplace and others business achieved revenue growth of 70.0% year-over-year in 2020.

•

Annual Dividend: The Company’s Board of Directors (“Board”) has approved a dividend of US$0.87 per American Depositary Share (“ADS”) (or US$0.2175 per ordinary share after reflecting the proposed 4-for-1 share split3) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business, February 25, 2021.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

Adjusted net income attributable to Autohome Inc. (Non-GAAP) is defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]

On February 2, 2021, the Company announced that the following proposed resolution submitted for shareholder approval has been adopted as a special resolution at the Company’s extraordinary general meeting of shareholders: All authorized class A ordinary shares and class B ordinary shares are re-designated and combined into one single class of ordinary shares, and subsequently each ordinary share is subdivided into four shares, effective as of February 5, 2021 (the “Share Subdivision”). As a result of this variation of share capital, the authorized share capital of the Company shall be US$1,000,000,000 divided into 400,000,000,000 ordinary shares of a par value of US$0.0025 each, effective as of February 5, 2021. The Company also announced that, concurrently with the effectiveness of the variation of share capital of the Company, the ratio of ADS to ordinary share will be adjusted to one ADS representing four ordinary shares, beginning on February 5, 2021 (the “ADS Ratio Change”). Accordingly, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of our ADSs on the NYSE, as the percentage interest in our Company represented by each ADS will not be altered.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “On behalf of Autohome, I would like to express my sincerest gratitude to Mr. Min Lu, our previous Chairman, for his extraordinary contributions over the past several years. Autohome is renowned for its solid business fundamentals, top-notch technology and overall competitiveness, and I am very honored to be joining and to be working with this talented and dedicated team in the years ahead. I’m very encouraged by Autohome’s strategic investments in the new car and used car areas which I believe will be a huge benefit to our long-term development. Looking ahead, we are confident in the thriving expansion of China’s auto market and believe Autohome is well positioned to grow along with it.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “Despite the challenging automobile sales environment, our efforts throughout 2020 to develop new initiatives enabled us to achieve another solid year. Data products continued to lead our overall growth throughout the year, driven by higher data products adoption. In addition, adjusted net income for the year rose 6.2% year-over-year to RMB3,621.0 million, reflecting our enhanced operating efficiency. Looking ahead, we will continue to invest strategically in our ecosystem to remain at the forefront of innovation in the digital automotive space while maintaining a disciplined cost structure in our core business.”

Unaudited Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2020 were RMB2,483.1 million ($380.6 million), compared to RMB2,329.7 million in the corresponding period of 2019.

•	Media services revenues were RMB1,029.3 million ($157.7 million), compared to RMB1,057.8 million in the corresponding period of 2019.

•	Leads generation services revenues were RMB846.9 million ($129.8 million), compared to RMB 823.9 million in the corresponding period of 2019.

•

Online marketplace and others revenues increased by 35.5% year-over-year to RMB606.9 million ($93.0 million) from RMB448.0 million in the corresponding period of 2019. The increase was primarily attributable to the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB268.0 million ($41.1 million), compared to RMB265.1 million in the corresponding period of 2019. In addition, cost of revenues included share-based compensation expenses of RMB4.6 million ($0.7 million) during the fourth quarter of 2020, compared to RMB2.9 million in the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB1,338.0 million ($205.1 million) in the fourth quarter of 2020, compared to RMB1,094.9 million in the corresponding period of 2019.

•

Sales and marketing expenses were RMB870.5 million ($133.4 million) in the fourth quarter of 2020, compared to RMB735.0 million in the corresponding period of 2019. The increase was primarily attributable to the increased execution expenses to support automakers and dealers along with business development. Sales and marketing expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB8.6 million ($1.3 million), compared to RMB6.6 million in the corresponding period of 2019.

•

General and administrative expenses were RMB70.6 million ($10.8 million) in the fourth quarter of 2020, compared to RMB59.7 million in the corresponding period of 2019. General and administrative expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB10.3 million ($1.6 million), compared to RMB16.8 million in the corresponding period of 2019.

•

Product development expenses were RMB396.9 million ($60.8 million) in the fourth quarter of 2020, compared to RMB300.2 million in the corresponding period of 2019. The increase was primarily attributable to increased investment in research and development activities. Product development expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB20.5 million ($3.1 million), compared to RMB14.5 million in the corresponding period of 2019.

Operating Profit

Operating profit was RMB947.2 million ($145.2 million) in the fourth quarter of 2020, compared to RMB1,102.5 million in the corresponding period of 2019.

Income Tax Benefit/Expense

There was an income tax benefit of RMB70.9 million ($10.9 million) in the fourth quarter of 2020, compared to income tax expense of RMB114.1 million in the corresponding period of 2019. The income tax benefit was primarily due to the realization of previously uncertain preferential tax rates for certain subsidiaries that were able to be realized in the fourth quarter of 2020.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB1,146.9 million ($175.8 million) in the fourth quarter of 2020, compared to RMB1,108.1 million in the corresponding period of 2019. Basic and diluted earnings per share/per ADS (“EPS”) were RMB9.58 ($1.47) and RMB9.53 ($1.46), respectively, as compared to basic and diluted EPS of RMB9.32 and RMB9.27, respectively, in the corresponding period of 2019.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB1,192.0 million ($182.7 million) in the fourth quarter of 2020, compared to RMB1,150.0 million in the corresponding period of 2019. Non-GAAP basic and diluted EPS were RMB9.95 ($1.52) and RMB9.91 ($1.52), respectively, compared to non-GAAP basic and diluted EPS of RMB9.67 and RMB9.62, respectively, in the corresponding period of 2019.

Unaudited Full Year 2020 Financial Results

Net Revenues

Net revenues in 2020 were RMB8,658.6 million ($1,327.0 million), compared to RMB8,420.8 million in 2019.

•	Media services revenues were RMB3,455.1 million ($529.5 million) in 2020, compared to RMB3,653.8 million in 2019.

•	Leads generation services revenues were RMB3,198.8 million ($490.2 million) in 2020, compared to RMB3,275.5 million in 2019.

•

Online marketplace and others revenues were RMB 2,004.7 million ($307.2 million) in 2020, compared to RMB1,491.4 million in 2019. This increase was primarily attributable to the increased contribution from data products.

Cost of Revenues

Cost of revenues was RMB961.2 million ($147.3 million) in 2020, compared to RMB960.3 million in 2019. In addition, cost of revenues included share-based compensation expenses of RMB21.4 million ($3.3 million) compared to RMB15.5 million in 2019.

Operating Expenses

Operating expenses were RMB4,992.6 million ($765.1 million) in 2020, compared to RMB4,702.4 million in 2019.

•

Sales and marketing expenses were RMB3,246.5 million ($497.5 million) in 2020, compared to RMB3,093.3 million in 2019. The increase was primarily attributable to the increased execution expenses to support automakers and dealers along with business development. Sales and marketing expenses for 2020 included share-based compensation expenses of RMB40.1 million ($6.1 million), compared to RMB46.1 million in 2019.

•

General and administrative expenses were RMB381.8 million ($58.5 million) in 2020, compared to RMB318.0 million in 2019. General and administrative expenses for 2020 included share-based compensation expenses of RMB55.9 million ($8.6 million), compared to RMB62.9 million in 2019.

•

Product development expenses were RMB1,364.2 million ($209.1 million) in 2020, compared to RMB1,291.1 million in 2019. The increase was primarily attributable to the increased investment in research and development activities. Product development expenses for 2020 included share-based compensation expenses of RMB93.9 million ($14.4 million), compared to RMB79.5 million in 2019.

Operating Profit

Operating profit was RMB3,148.0 million ($482.5 million) in 2020, compared to RMB3,235.8 million in 2019.

Income Tax Expense

Income tax expense was RMB260.9 million ($40.0 million), compared to RMB500.4 million in 2019. The decrease was primarily attributable to the realization of previously uncertain preferential tax rates for certain subsidiaries that were determined to be eligible for preferential tax rate in 2020.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB3,405.2 million ($521.9 million) in 2020, compared to RMB3,200.0 million in 2019. Basic and diluted earnings per share/per ADS (“EPS”) were RMB28.53 ($4.37) and RMB28.40 ($4.35), respectively, compared to basic and diluted EPS of RMB26.99 and RMB26.77, respectively, in 2019.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB3,621.0 million ($554.9 million) in 2020, compared to RMB3,408.5 million in 2019. Non-GAAP basic and diluted EPS were RMB30.33 ($4.65) and RMB30.19 ($4.63), respectively, compared to non-GAAP basic and diluted EPS of RMB28.74 and RMB28.52, respectively, in 2019.

Balance Sheet and Cash Flow

As of December 31, 2020, the Company had cash and cash equivalents and short-term investments of RMB14.63 billion ($2,242.1 million). Net cash provided by operating activities in the year of 2020 was RMB3.33 billion ($509.7 million).

Annual Dividend

The Board has approved a dividend of US$0.87 per ADS (or US$0.2175 per ordinary share after reflecting the proposed 4-for-1 share split) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business on February 25, 2021.

Under the Company’s annual dividend policy approved on November 4, 2019, the annual dividend has been set at an amount equivalent to approximately 20% of the Company’s net income in the previous fiscal year, which policy started from 2020. The determination to make future dividend distributions, and the exact amount of such distributions in any particular year, will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the Board.

Employees

The Company had 3,905 employees as of December 31, 2020.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,810.0 million ($277.4 million) to RMB1,840.0 million ($282.0 million) in the first quarter of fiscal year 2021. The Company’s revenue guidance includes approximately RMB100.0 million ($15.3 million) revenues from TTP Car, Inc. for the first quarter of 2021, which was acquired in the end of December, 2020 and the operating results of which will be fully included in the Company’s consolidated financial statement for the first quarter of 2021. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic.

Conference Call Information

The Company will host an earnings conference call at 6:30 AM U.S. Eastern Time on Tuesday, February 2, 2021 (7:30 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	38347400#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until February 8, 2021:

United States:    +1-646-982-0473

International:     +61-2-8325-2405

Passcode:           319339324#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2019	2020		2019	2020
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues:
Media services	1,057,761	1,029,307	157,748	3,653,767	3,455,056	529,510
Leads generation services	823,855	846,883	129,790	3,275,544	3,198,832	490,242
Online marketplace and others	448,046	606,904	93,012	1,491,440	2,004,671	307,229

Total net revenues	2,329,662	2,483,094	380,550	8,420,751	8,658,559	1,326,981

Cost of revenues	(265,110)	(268,006)	(41,074)	(960,292)	(961,170)	(147,306)

Gross profit	2,064,552	2,215,088	339,476	7,460,459	7,697,389	1,179,675

Operating expenses:
Sales and marketing expenses	(735,008)	(870,523)	(133,413)	(3,093,345)	(3,246,507)	(497,549)
General and administrative expenses	(59,688)	(70,577)	(10,816)	(317,967)	(381,843)	(58,520)
Product development expenses	(300,191)	(396,894)	(60,827)	(1,291,054)	(1,364,227)	(209,077)

Total operating expenses	(1,094,887)	(1,337,994)	(205,056)	(4,702,366)	(4,992,577)	(765,146)

Other income, net	132,864	70,081	10,740	477,699	443,215	67,926

Operating profit	1,102,529	947,175	145,160	3,235,792	3,148,027	482,455

Interest income	117,536	136,038	20,849	469,971	537,389	82,358
Earnings/(loss) from equity method investments	2,229	849	130	685	(1,246)	(191)
Fair value change of other non-current assets	—	(6,542)	(1,003)	(5,442)	(15,658)	(2,400)

Income before income taxes	1,222,294	1,077,520	165,136	3,701,006	3,668,512	562,222

Income tax (expense)/benefit	(114,101)	70,883	10,863	(500,361)	(260,945)	(39,992)

Net income	1,108,193	1,148,403	175,999	3,200,645	3,407,567	522,230

Net income attributable to noncontrolling interests	(120)	(1,501)	(230)	(679)	(2,338)	(358)
Net income attributable to Autohome Inc.	1,108,073	1,146,902	175,769	3,199,966	3,405,229	521,872

Earnings per share for ordinary share
Basic	9.32	9.58	1.47	26.99	28.53	4.37
Diluted	9.27	9.53	1.46	26.77	28.40	4.35
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,892,884	119,773,051	119,773,051	118,582,096	119,366,817	119,366,817
Diluted	119,543,779	120,326,583	120,326,583	119,515,247	119,921,595	119,921,595

AUTOHOME INC.

RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2019	2020		2019	2020
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Net income attributable to Autohome Inc.	1,108,073	1,146,902	175,769	3,199,966	3,405,229	521,872
Plus: income tax expense/(benefit)	114,101	(70,883)	(10,863)	500,361	260,945	39,992
Plus: depreciation of property and equipment	28,881	45,171	6,923	106,941	158,229	24,250
Plus: amortization of intangible assets	2,913	2,943	451	11,664	12,045	1,846

EBITDA	1,253,968	1,124,133	172,280	3,818,932	3,836,448	587,960

Plus: share-based compensation expenses	40,835	43,986	6,741	204,008	211,206	32,369

Adjusted EBITDA	1,294,803	1,168,119	179,021	4,022,940	4,047,654	620,329

Net income attributable to Autohome Inc.	1,108,073	1,146,902	175,769	3,199,966	3,405,229	521,872
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	175	4,556	4,556	698
Plus: share-based compensation expenses	40,835	43,986	6,741	204,008	211,206	32,369

Adjusted net income attributable to Autohome Inc.	1,150,047	1,192,027	182,685	3,408,530	3,620,991	554,939

Non-GAAP earnings per share for ordinary shares
Basic	9.67	9.95	1.52	28.74	30.33	4.65
Diluted	9.62	9.91	1.52	28.52	30.19	4.63
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,892,884	119,773,051	119,773,051	118,582,096	119,366,817	119,366,817
Diluted	119,543,779	120,326,583	120,326,583	119,515,247	119,921,595	119,921,595

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,988,298	1,751,222	268,387
Short-term investments	10,806,812	12,878,176	1,973,667
Accounts receivable, net	3,231,486	3,124,197	478,804
Amounts due from related parties, current	29,501	47,303	7,250
Prepaid expenses and other current assets	302,285	563,182	86,311

Total current assets	16,358,382	18,364,080	2,814,419

Non-current assets
Restricted cash, non-current	5,200	17,926	2,747
Property and equipment, net	281,773	410,081	62,848
Goodwill and intangible assets, net	1,532,024	4,511,812	691,465
Long-term investments	71,664	70,418	10,792
Deferred tax assets	27,782	79,661	12,209
Other non-current assets	879,040	276,867	42,431

Total non-current assets	2,797,483	5,366,765	822,492

Total assets	19,155,865	23,730,845	3,636,911

LIABILITIES
Current liabilities
Accrued expenses and other payables	2,417,438	2,577,709	395,051
Advance from customers	95,636	127,235	19,500
Deferred revenue	1,370,953	1,315,667	201,635
Income tax payable	45,489	85,177	13,054
Amounts due to related parties	36,387	79,895	12,244

Total current liabilities	3,965,903	4,185,683	641,484

Non-current liabilities
Other liabilities	45,534	104,861	16,071
Deferred tax liabilities	538,487	631,509	96,783

Total non-current liabilities	584,021	736,370	112,854

Total liabilities	4,549,924	4,922,053	754,338

MEZZANINE EQUITY
Convertible redeemable non-controlling interests	—	1,056,237	161,875
EQUITY
Total Autohome Inc. shareholders’ equity	14,629,097	17,625,734	2,701,262
Noncontrolling interests	(23,156)	126,821	19,436

Total equity	14,605,941	17,752,555	2,720,698

Total liabilities, mezzanine equity and equity	19,155,865	23,730,845	3,636,911